

Overview

BlueHollar is the Home Repair Marketplace for Realtors. Home repair during the home sale process is complicated and cumbersome, with an average of three to six parties involved. Common to the process is a breakdown in communication, often coinciding with scattered information, broken trust, and damaged reputations that can lead to deals falling through.

BlueHollar streamlines the home repair process by making it faster, easier, and more professional for all parties involved. With BlueHollar, realtors can confidently pursue repairs for their clients without the need for a personal contractor network and look like a rock star doing so.

Opportunity

The United States home repair and renovations market is in the hundreds of billions, and a vast majority of home repairs and renovations take place for three main reasons:

1. Prepare a home for a sale.
2. Make repairs requested by the buyer.
3. Customize home after purchase.

All three of these phases have one important commonality: they are all phases where a trusted real estate agent is involved in recommending contractors to bid on projects. BlueHollar is unique in its business model in that we use realtors as referral partners. Because our product offers value to realtors, they use it for their own benefit while giving business to BlueHollar free of charge. None of BlueHollar's competitors offer a solution for realtors, instead using standard marketing tactics aimed at the average home owner.

bluehollar.

Problem

Imagine you're the average realtor: you sell less than three homes per year and have little to no professional connections that are beneficial to your clients. Nevertheless, you are trained to appear as the professional with all the answers. Your new clients want to put their home on the market and you recommend a few basic repairs in preparation, but your clients expect you to help manage the process and asked who you recommend!

You quickly ask other agents and refer the first recommendation you get. But now, your clients don't like the price and want other bids. This is only the first of what will be many home repair related delays, prolonging the sale of the home. You ask more fellow agents, and pass along more contractor info to your clients.



After getting bids, they are unsure of who to use and ask your opinion. After all, you were the one who recommend these contractors! Sounding as knowledgeable as possible, you give your opinion and a contractor is chosen. During the repair, problems arise, as they often do. You find yourself unable to motivate the contractor to correct the problems because you don't offer a volume of business to leverage and keep their long term business.

As a result, you realize you are simply seen as an annoying third party who isn't paying the bill. Your clients see that the repair gets completed, but at the expense of a bit of trust in you.



You then work your butt off marketing the home so you don't lose the contract. Your clients finally receive an offer and need an inspection done. The inspector makes a long list of needed repairs and the buyer selects what they want fixed before the deal is made. The list has eight repairs from four different trades. Once again, your clients expect you to do the heavy lifting in managing the whole process, and because they are paying for it, they want multiple bids for everything! Who knew being a realtor was so much like being a general contractor? You sure didn't.

You want to sell homes, not manage scrappy contractors for a living. Most contractors are used to communicating scattered pieces of information, often to the wrong parties. You are now hunting down bids from seven different contractors to submit for the repairs. Then the sellers have questions for the contractors, as they want to make sure the work is completed according to the deal. Suddenly you, your clients, four contractors, the buyers agent, and the buyers are all trying to get repairs done with competing motivations; tensions run high. Bids and communication are passed through emails and text messages to various parties, almost always in a highly unorganized fashion.



At this point, the entire process has divulged into a frustrating cluster. Your clients blame you and the buyers. They are not shy in voicing their stress about the deal falling through or losing money. If the deal doesn't fall apart at this stage, it certainly won't be remembered as a positive experience. Just imagine if your clients were simultaneously buying a home to move into after the sale, and requesting repairs made on that property as well. Although that's common, you're glad these clients will just be renting. Now everyone needs copies of the paid invoices. You again go through the process of chasing contractors to provide paid receipts to send everyone. Some contractors want checks, some want card numbers over the phone, some want cash. Several payments take place over a process that takes several days.

Most of the homes you've sold involve this process and level of stress. You've already lost two clients and had several deals fall through because of it. The home sells, but you never hear from those clients again; let alone get referred business from them! Every time you go through this process you can't help but feel a bit embarrassed, wishing there was a better way.

Solution

Your new clients want to put their home on the market and you recommend a few basic repairs in preparation, but your clients expect you to help manage the process and asked who you recommend. Remembering the horrors of your previous experiences, you decide to give BlueHollar a try. You tell them that many realtors now use BlueHollar, who will connect them with as many trusted contractors as needed while keeping everything organized with everyone on the same page. You ask if it's okay to connect them and they agree. You enter their basic info from your BlueHollar Dashboard and BlueHollar sends them a message asking if they can assist them and they agree.

Now you are removed from the process and you can view the interactions between all parties in your BlueHollar dashboard. You can see that a problem with the repair has arisen before your clients even complain about it. You call to offer assistance. The contractors, who are aware their quality of service is monitored by the BlueHollar community, are now inclined to make things right. The repair gets done, the contractor gets reviewed, and your clients are excited your "for sale" sign is now up in their front yard.

Traction

Total earnings between going to market with our MVP in April 2015, and the end of 2016. $426,128

271 total jobs

49 agents who requested bids (not all did business with us.)

22 contractors

Average ticket: $1572.00

Each agent who inquires generates an average of 5.5 jobs.

Each individual agent using BlueHollar is worth on average $8648.00 in business done.

bluehollar



TOTAL SALES
$400K
$300K
$200K
$100K
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
LAUNCH
$100K
$200K
$300K

bluehollar.com | +1 913-890-3988



Customer

Our Total Addressable Market (TAM) is the two million actively licensed real estate agents in the United States. They act as referral partners who bring us an average of 5.5 projects from their paying clients. Each realtor has a lifetime value so far of $8,648. Based on that metric, if every realtor used BlueHollar, the value of our Total Addressable Market is $17,296,000,000.

If our Serviceable Addressable Market (SAM) is only 400,000 agents from the top twelve most populous states (about half of realtors in those states), the value of our Serviceable Addressable Market is $3,459,200,000.

Competition

Our biggest competitor is realtors going about "business as usual", using coworker referred contractors and managing projects themselves.
All of our big name tech competitors do business in a dramatically different way than BlueHollar. In our "Problem" section of this presentation, our digital competitors simply take the place of getting referrals from realtor coworkers and have no additional value. They do not have a product or service for realtors. They simply refer contractors and offer reviews to sort through. They charge contractors for referrals to generate revenue, and market to homeowners.

BlueHollar acts as a digital home repair marketplace and management platform, taking revenue from projects completed, and markets to realtors. Even though these business models are fundamentally different, we are competing for similar customers in a similar market. Conceivably our competitors could change their entire business model and launch a directly competitive service. The following are a few major possible competitors: HomeAdvisor, Thumbtack, Angie's List, Contractor Connection, Amazon, Houzz.

Business Model

BlueHollar's product and service generates revenue through home repair transactions that take place on its platform. BlueHollar earns profits by taking a percentage of each invoice from the contractor side of the transaction. The percentage taken is determined by the size and category of project, usually between 10%-25%.

BlueHollar has built our product and service to be of high value to Realtors. Realtors in turn use our platform for their own clients, bringing BlueHollar new customers and projects that pass through our platform on an ongoing basis.

Since realtors operate as referral partners, BlueHollar does not market directly to home owners. This has dramatically reduced the cost of marketing. Signing up new realtors to our platform is done via phone sales. It takes a phone sales employee approximately one to two hours per agent sign up at $14 per hour. A realtors lifetime value for perspective, as previously stated is over $8,000. BlueHollar has not yet tested alternative means of engaging agents to sign up with our service, such as social media campaigns or traditional advertisements.



BlueHollar is currently only operational in Kansas City, which has worked well as a small market in which to test our product. Once we have fully vetted our post investment platform, we are opening for business in Tulsa. After gaining significant market share in these two small markets, we will use the data collected to determine which major market to pursue next.

Since going to market in April of 2015, BlueHollar has generated over $400,000 in sales. Our post investment estimates are as follows. Conservative estimate is 500 quality realtors signed up to the BlueHollar platform, and 250 contractors (maintaining a minimum 2-1 realtor to contractor ratio) per sales team contract period, costing us $25,000.

The contract period is three months, and includes a sales manager and two sales associates. That would bring a value of **$4,240,000** in addition to current revenue generated by agents already using our platform. Aggressive estimate is 700 realtors (300 contractors) Bringing a value of **$6,053,600** for the same $25,000 contract. Each additional sales/customer service person costs $2,000 additional a month, should we scale.